FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  April, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                  BG Group plc


                 Notification of Directors' Interests in Shares


(1)   Purchase of Shares by Employee Share Scheme Trustee

The Company today received notification from BG Group Trustees Limited, in its capacity as Trustee of the BG Group Share Incentive Plan (the 'SIP'), that it had purchased a total of 527,989 of the Company's Ordinary Shares of 10p each on 11 April 2003, 136,637 at a price of 253.5p per share and 391,352 at a price of 254p per share, for the benefit of participants in the SIP. Following these transactions the Trustee's interests have increased to 3,292,647 Ordinary Shares (0.09% of the relevant share capital).

The Executive Directors of the Company are beneficiaries under the terms of the Trust Deed of the SIP, as with other employees, and therefore are deemed to have a potential beneficial interest in the shares acquired.

(2)   Executive Directors

On 11 April, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 255.8p per share under the terms of the SIP. As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.

                      Ordinary Shares             Revised Beneficial Interest in
                      Awarded on 11 April 2003    Ordinary 10p Shares



Ashley Almanza        293                         22,249

Frank Chapman         293                         222,815

William Friedrich     293                         214,174



BG Group plc
11 April 2003

website  www.bg-group.com

END

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date:  11 April, 2003                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary